Exhibit 99.1

October 2014
Macrocure Ltd.
NASDAQ: MCUR

Corporate Presentation

Safe harbor statement
This presentation contains forward-looking statements concerning our business and financial performance and condition, as well as our plans, objectives and expectations for our business, operations and financial performance and condition. These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.
In some cases, you can identify forward-looking statements by terms including ‘‘anticipates,’’ ‘‘believes,’’
‘‘could,’’ ‘‘estimates,’’ ‘‘expects,’’ ‘‘intends,’’ ‘‘may,’’ ‘‘plans,’’ ‘‘potential,’’ ‘‘predicts,’’ ‘‘projects,’’ ‘‘should,’’
‘‘will,’’ ‘‘would,’’ and similar expressions intended to identify forward-looking statements. Forward-looking statements reflect our current views with respect to future events and are based on assumptions and subject to risks and uncertainties. You should not unduly rely on any forward-looking statements. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason after the date of this presentation, to conform these statements to actual results or to changes in our expectations. These forward-looking statements speak only as of the date of this presentation, and we assume no obligation to update or revise these forward-looking statements for any reason.
The trademarks included herein are the property of the owners thereof and are used for reference purposes only. Such use should not be construed as an endorsement of the products or services of the Company or this proposed offering.

MacroCure overview
▪ Focused on developing novel therapeutic platform to address chronic and hard-to-heal wounds, such as diabetic foot ulcers (DFUs) and venous leg ulcers (VLUs)
▪ Lead product candidate CureXcell is an advanced wound care (AWC)
 treatment
 - Currently in two, pivotal, double-blind, Phase III clinical trials
 - Over 5,000 patients treated to date in Israel
▪ CureXcell is a monthly injectable of living, human, activated white blood cells
 - Proprietary activation technology
 - Direct contact with the wound bed triggers the body's endogenous healing process
▪ Established contract manufacturing operations in Philadelphia and Israel
▪ Management track record in regenerative medicine, wound care and the development and commercialization of biologics

Investment highlights

~$5.3 billion advanced wound care
market worldwide
Differentiated product with novel
treatment mechanism and delivery
method
- CureXcell is in two pivotal, double-blind, US
Phase 3 clinical studies
Attractive value proposition
- 5,000+ patients treated in Israel
- Demonstrated safety and efficacy in clinical trials
- Well positioned for current reimbursement
environment
Substantial proprietary technology,
trade secrets and know-how
- Significant barriers to entry
- Issued patents valid until 2030
Multiple near-term milestones
- MOA study completion in Q4 2014
- DFU Phase 3 data in 2H 2015
- VLU Phase 3 interim data in 2H 2015
- Anticipated BLA filing in late 2016
Management team experienced in
developing and commercializing
biologics

Step 1. Hypo-osmotic shock: A precisely timed event that enables the activation of WBC’s to allow for the production of cytokines and growth factors
Our proprietary activation process involves two key steps:

The rapid movement of water across the cell membrane results in the opening of ion channels.

Step 2. Incubation Period: Allows for the consistent and stable concentration of cytokines and growth factor production necessary for wound healing and tissue regeneration

Our market opportunity
▪ Chronic, hard-to-heal wounds represent one of the
 largest and fastest growing segments of the wound
 care market
▪ ~$5.3 billion AWC market worldwide
 - We believe the AWC market is underpenetrated
 due to lack of effective products
▪ ~800K and ~1,300K patients each year (US, EU5,
 Japan) experience hard-to-heal DFUs and VLUs,
 respectively
 - 25% of people with Diabetes will develop a foot
 ulcer in their lifetime
 - ~15% of hard-to-heal wounds result in
 amputations
 - 80% of all amputations in the US are result of
 non-healing DFUs
▪ ~$25 billion burden on the US healthcare system

Targeting chronic hard-to-heal
wounds that have not closed
after four weeks of standard of
care treatment

Lack of rigorous, controlled FDA clinical data to demonstrate significant safety and efficacy

MACROCURE

CureXcell addresses common challenges with many currently
available products
Lack of proven record in treating hard-to-heal, chronic
wounds with complexities such as infection, poor blood
flow, and wounds that are post-amputation
Targets complex, chronic and hard-to-heal wounds; 71%
closure in 131 patients that included infected ulcers with poor blood flow and post-amputation patients
Treated over 750+ patients in 9 clinical studies;
currently in two pivotal, double-blind US Phase 3 studies
Complex and challenging product preparation and
application
Ready-to-use application
Easy and quick to administer
Limited by topical application and come in contact with
contaminated environment
Administered directly into wound bed to avoid contaminated
environment and comes in direct contact with disturbed
microenvironment
Multiple, cumbersome treatments
Once a month injection enhances patient compliance and
reduces number of patient visits
High cost to overall healthcare system
Lower overall burden on the healthcare system
Challenge for existing products
CureXcell advantages

Broad patient inclusion criteria for MC-103

Included:
1)hard-to-heal ulcers with
infection
2)reduced blood flow,
and
3)history of amputation
CureXcell MC-103
ABI lower limit(1)	>0.60
Ulcer Size (sq cm)	no limit
Infection	yes
Post-amputation	yes
Location	below the malleolus
GUC	yes
Ulcer Duration Prior To Screen	3 weeks
Ulcer Duration	1 year
Sham Heal	36%(2)
Product Heal Rate	68%
Average Time To Close (weeks)	12.1
Wound Size (sq cm)	8
Number Of Treatments	2.9
Note: Statistics represent DFU patients in MC-103
(1) ABI, or ankle-brachial index, is the ratio of the systolic blood pressure in a patient’s ankle to the systolic blood pressure in the patient’s arm. Lower measurements of ABI generally indicate poorer blood circulation in a patient’s leg, with corresponding adverse implications for wound healing.
(2) Represents an assumed sham closure rate, or AR, of 36%. This trial did not include a sham treatment arm because CureXcell was already approved in Israel, which was the site of the trial. We chose what we believe is a higher
AR than what would be expected based on the patient inclusion criteria in our trial because it results in a more rigorous test of statistical significance.

68.4%
81.4%
68.5%
Diabetic Foot Ulcers
Venous Leg Ulcers
All mITT Patients

MACROCURE

MC-103 - strong clinical data

N = 58
N = 44
N = 131
MC-103 achieved high closure rates in hard-to-heal DFU and VLU patients
Percent of Patients with Complete Wound Closure at Week 24 by Wound Type
(1)
(1) 70.9% of patients had complete wound closure at study completion
(2) mITT represents the modified intent-to-treat cohort
(2)

Week 0
Week 6

Week 0
Week 8

Week 0
Week 4

MACROCURE

Case studies from MC-103

▪ 58 year old male
▪ DM, HPN, Hyperlipidemia, Obesity, current
 smoker
▪ Suffers from a plantar DFU ulcer, for more
 than 10 months without any improvement
 with GUC
▪ Patient was treated with 2 CureXcell
 injections
▪ Wound was closed after 6 weeks
▪ 53 year male with known PVD and DM Type II
▪ Suffers from an ulcer, 1st toe, for more than 3
 months without any improvement with GUC
▪ CureXcell was injected at the edges of the
 Eschar (ischemic wound)
▪ Following 2 treatments, one month apart, the
 wound is completely closed
▪ Pain was significantly reduced several days
 after first injection
▪ 61 year old male with DM Type II, PVD,
 IHD, Obesity, and renal insufficiency
▪ Suffers from Diabetic Foot Ulcer for almost
 6 months with no improvement
▪ Wound was closed following 1 CureXcell
 treatment
DFU
DFU
DFU
In certain instances, CureXcell was effective in wounds for which an alternative treatment did not work

Rigorous phase 3 clinical design

	MC-102 DFU study	MC-105 VLU study
Design	Multicenter, Randomized, Double-blind, Parallel Group, Sham-controlled
Inclusion criteria	▪ ABI: ≥ 0.65 ▪ Ulcer size: 1-20 cm2 ▪ Includes infectious and post-amputation ▪ Wounds below the malleolus ▪ 4 weeks ulcer duration prior to screening ▪ No limit on ulcer duration	▪ ABI: ≥ 0.80 ▪ Ulcer size: 1-12 cm2 ▪ Includes infectious ulcers ▪ Ulcer between the knee and malleolus ▪ 4 weeks ulcer duration prior to screening ▪ Ulcer duration 18 months
Indication	Lower extremity ulcers in diabetic patients	Chronic venous leg ulcers of the lower extremity
No. of patients	▪ 280 patients in up to 30 centers	▪ 252 patients in up to 30 centers
Timing	▪ Completion 2H 2015	▪ US interim data 2H 2015 ▪ Completion 2H 2016
Primary Endpoint	Proportion of subjects with 100% closure at 16 weeks and sustained complete closure for 4 additional weeks. Must meet statistical significance of p-value ≤ 0.05	Proportion of subjects with superior time to 100% closure at 12 weeks and sustained complete closure for 4 additional weeks. Must meet statistical significance of p-value ≤ 0.05
Secondary Endpoint
▪ At least 50% closure
▪ Time to complete closure with sustained complete closure
 for four additional weeks
▪ Proportion of patients with 100% closure with closure
 remaining after 12 weeks
▪ Proportion with negative ulcer-related outcomes
▪ Proportion whose target ulcer recurred in follow-up

▪ Proportion of complete closure during treatment phase
▪ % surface area change from baseline
▪ Proportion of complete closure at each visit in treatment
 phase
▪ Proportion of target ulcer recurrence during follow-up
 phase
▪ Change in quality of life
▪ Reduction in pain

Activation
Proprietary hypo-osmotic
shock technology, alters
gene expression/increases
secretion of various
growth and other
biochemical factors
Packaging
Monthly injections
Seven day shelf life
Cell separation
Centrifugation
Collection
Living white blood cells
from fully-screened
healthy volunteer blood
donors
Refined and validated production process

3
4
1
2
Plasma, white blood cell, red blood cell

Meeting the market demand

Simple and efficient
manufacturing process
Use blood bank byproduct,
which allows for cost-effective
production and attractive
margins
Long term agreement
with American Red Cross
Secure raw materials
Scalable infrastructure &
low capital investment
Establish multiple
manufacturing facilities
adjacent to blood banks to
extend market reach

Regulatory strategy
▪ Comprehensive dossier for BLA regulatory review
 - Two independent Phase 3 randomized clinical trials
 - In-vitro and in-vivo mechanism of action studies
 - Long term safety study
 - Current FDA Phase 3 MC-102 trial achieved highest possible recommendation by the Independent
 Data Safety Monitoring Board at each safety review cycle
 - 5 bi-annual DSMBs have been passed; most recently in June 2014 to review efficacy and safety
▪ Seeking broad label indication for DFU and VLU
▪ BLA submission targeted in late 2016

We believe CureXcell’s ease-of-use therapy and patient convenience will drive adoption
Reimbursement strategy and methodology

Codes & Payment
▪ CureXcell is NOT expected to be
 subjected to skin-substitute
 bundle/tiered payment or procedure
 code
 − Bundle payment system is based on
 the surgical procedure code that
 accompanies the use of skin
 substitutes
▪ Macrocure expects to file for new
 procedure, or CPT(1), and
 product, or HCPCS(2) codes
▪ Approval process typically takes 9-
 12 months after FDA approval
▪ Until HCPCS(2) is procured,
 CureXcell expects to be reported
 with:
 − ASP(3) + 6%, pass-through status
 − Current HCPCS(2) code J3590 -
 ‘unclassified biologics’
Timing
(1) Current Procedural Terminology
(2) Healthcare Common Procedure Coding System
(3) Average Selling Price

Broadening CureXcell’s potential market applications

Aesthetics
Regenerative
Medicine
Reconstruction
CureXcell Potential Platform
Technology
Reprogrammed Cells:
-Repair cells & damaged tissue
-Growth factors
-Shift to proliferation
-Tissue-specific cell combinations
Orthopedics

- Q1: Start Mechanism of Action study
- Q2: Start Phase 3 study for VLU
- Q2: Passed most recent DSMB
- Q3: Completed enrollment in DFU study
- Q4: Mechanism of Action study completion

MACROCURE

Expected corporate milestones

2014
1H: MOA results & analyst day
2H: Phase 3 study completion for DFU
2H: Phase 3 study interim data for VLU
2015
2H: Phase 3 study completion for VLU
2H: Submit BLA to the FDA
2016
Approval of US BLA
2017

Financial snapshot

($ in millions)	Dec 31, 2013 Audited	Q3/2014 Unaudited
Research and Develop, net	9.3	3.9
General and Administrative	4.6	1.7
Operating loss	13.9	5.7
Finance, Tax expenses	4.4	4.4
Net loss	18.3	10.1
Balance Sheet
▪ Initial Public Offering on August 5, 2014
 − Issued 5.35 million ordinary shares at $10.00
 − Net proceeds of $46.7 million

▪ Fully Diluted Shares Outstanding: ~18.6 million
Income Statement

($ in millions)	Dec 31, 2013 Audited	Sep 30, 2014 Unaudited
Cash and cash equivalents	19.0	45.8
Total assets	20.7	9.6
Total current liabilities	2.0	2.0
Total shareholder’s equity	18.8	53.4
▪ Current cash and cash equivalents sufficient to:
 − Complete our ongoing Phase 3 trials
 − Seek FDA approval for CureXcell
 − Establish initial manufacturing capabilities to
 support CureXcell launch
▪ Burn rate (next 12 months):
 − $1.5 - 2.0 million per month
▪ Peak sales ~$1B+ in 2027:
 − Assumes US market share of <15%
▪ Gross margin at scale over 80%
 − Raw material advantage (1:30)
 − Relatively low capital investments
 − Efficient scalable process
(*) $4.4MM a one time non-cash finance expense
(*)

Investment highlights

~$5.3 billion advanced wound care
market worldwide
Attractive value proposition
Differentiated product with novel
treatment mechanism and delivery
method
Multiple near-term milestones
Substantial proprietary technology,
trade secrets and know-how
Management team experienced in
developing and commercializing
biologics